PURE GOLD MINERALS INC. T.PUG

04012743

82-3520

January 29, 2004

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Toronto Stock Exchange

(via SEDAR)

SUPPL

RECEIVED FEB 09 2004 SEC MAIL PROCESSING WASH. D.C. 181 SECTION

Dear Mesdames/Sirs,

Corporation: **Pure Gold Minerals Inc.**
Mailing Date: **January 29, 2004**

Pursuant to National Instrument No. 54-101 – Shareholder Communications, we wish to confirm that on the captioned mailing date, the enclosed material listed below was sent by prepaid mail to those shareholders who have requested in writing to be placed on a supplemental mailing list for the receipt of quarterly financial statements.

- Quarterly Report - for 2nd quarter ended November 30, 2003.

PROCESSED FEB 13 2004 THOMSON FINANCIAL

Yours truly,

PURE GOLD MINERALS INC.

Debra Watkins
Corporate Administrator

dw 2/11

cc: ***Securities and Exchange Commission - Washington***
Fraser, Milner, Casgrain – Heather Zordel
Dale, Matheson, Carr-Hilton
Computershare Trust Company of Canada – Bernadette Villarica

1255 West Pender Street Vancouver, B.C., V6E 2V1
Tel.: (604) 687-2038 Fax. (604) 687-3141

PURE GOLD MINERALS INC.
QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER:	Pure Gold Minerals Inc.
ADDRESS OF ISSUER:	1255 West Pender Street, Vancouver, B.C., V6E 2V1
TELEPHONE NUMBER OF ISSUER:	(604) 687-2038
CONTACT PERSON:	Carmon Currie
CONTACT PERSON'S POSITION:	Controller
CONTACT TELEPHONE NUMBER:	(604) 687-2038
STATEMENTS FOR QUARTER ENDED:	November 30, 2003
DATE OF REPORT:	January 21, 2004

CERTIFICATE

THE QUARTERLY REPORT ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Donald R. Sheldon NAME OF DIRECTOR	28/01/2004 DATE SIGNED
Eugene Beukman NAME OF DIRECTOR	28/01/2004 DATE SIGNED

PURE GOLD MINERALS INC.
CONSOLIDATED BALANCE SHEETS
November 30, 2003 and May 31, 2003
(Unaudited)

	Nov 30 2003	May 31 2003
ASSETS		
Current Assets		
Cash	$ 127,781	$ 309,854
GST receivable	19,270	14,259
Marketable securities	216,875	290,175
Due from related parties	-	23,850
Note receivable (Note 3)	81,277	-
Prepaid expenses	49,523	-
	494,726	638,138
Capital Assets	66,216	72,322
Resource Property Interests (Note 4)	4,841,118	4,788,361
	$ 5,402,060	5,498,821
LIABILITIES		
Current Liabilities		
Accounts payable	$ 30,096	$ 88,295
	30,096	88,295
SHAREHOLDERS' EQUITY		
Share Capital (Note 5)	51,030,521	50,942,874
Contributed Surplus	365,774	206,074
Deficit	(46,024,331)	(45,738,222)
	5,371,964	5,410,526
	$ 5,402,060	$ 5,498,821

Director

Director

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF DEFICIT
For the Six Months ending November 30, 2003 and 2002
(Unaudited)

	Nov 30 2003	Nov 30 2002
DEFICIT, beginning of period	$ (45,738,222)	$ (44,514,722)
NET LOSS FOR THE PERIOD	(286,109)	(396,588)
DEFICIT, end of period	(46,024,331)	(44,911,310)

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
For the Six Months ending November 30, 2003 and 2002
(Unaudited)

	3 months Ended Nov 30 2003	6 months Ended Nov 30 2003	3 months Ended Nov 30 2002	6 months Ended Nov 30 2002
ADMINISTRATIVE EXPENSES				
Amortization	$ 4,831	$ 9,661	$ 3,609	$ 7,219
Audit, Accounting & Legal	11,258	14,982	38,068	85,821
Bank & interest charges	992	3,143	538	847
Contract services:				
Agreement negotiation	7,000	7,000	23,000	38,000
Geological services	24,346	39,346	15,000	30,000
Property maintenance	24,000	48,000	25,000	58,000
Other consulting	164,700	164,700	-	-
Listing & share transfer fees	8,691	10,367	17,828	23,028
Management fees	30,000	60,000	30,000	60,000
Office & administration	21,766	44,617	12,038	23,703
Property investigation	-	-	-	65,412
Rent	15,000	30,000	15,000	30,000
Shareholder information & printing	27,290	27,930	29,480	32,547
Travel	10,044	24,851	10,864	15,499
	349,918	484,597	220,425	470,076
LOSS BEFORE OTHER ITEMS	349,918	484,597	220,425	470,076
OTHER ITEMS				
Interest	(1,098)	(1,540)	380	(564)
Gain on sale of securities	(111,560)	(196,948)	(8,273)	(48,454)
Gain on sale of mineral properties	-	-	(25,000)	(25,000)
Writeoff of accounts payable	-	-	408	408
Writedown of mineral properties	-	-	47	122
	(112,658)	(198,488)	(32,438)	(73,488)
LOSS FOR PERIOD	237,260	286,109	187,987	396,588
LOSS PER SHARE	$ 0.003	$ 0.003	$ 0.003	$ 0.005

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months ending November 30, 2003 and 2002
(Unaudited)

	3 months Ended Nov 30 2003	6 months Ended Nov 30 2003	3 months Ended Nov 30 2002	6 months Ended Nov 30 2002
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	$ (237,260)	$ (286,109)	$ (187,987)	$ (396,588)
Add Non-Cash Items:				
Amortization	4,831	9,661	3,609	7,219
Gain on sale of securities	(111,560)	(196,948)	(8,273)	(48,454)
Stock based compensation adjustment	159,700	159,700	-	-
Writedown of mineral properties	-	-	47	122
	(184,289)	(313,696)	(192,604)	(437,701)
Net change in non-cash working capital items	(12,200)	(165,552)	36,777	(22,553)
	(196,489)	(479,248)	(155,827)	(460,254)
INVESTING ACTIVITIES				
Mineral property expenditures	(106,011)	(145,518)	(63,261)	(465,284)
Mineral exploration tax credit	92,761	92,761	-	-
Capital assets	-	(3,555)	-	(8,353)
Proceeds on sale of marketable securities	298,253	453,621	70,795	173,895
Marketable securities purchased	(98,701)	(187,981)	(30,034)	(121,461)
	186,302	209,328	(22,500)	(421,203)
FINANCING ACTIVITIES				
Issue of shares	87,847	87,847	10,000	153,000
	87,847	87,847	10,000	153,000
INCREASE (DECREASE) IN CASH	77,660	(182,073)	(168,327)	(728,457)
CASH, beginning of the period	50,121	309,854	288,953	849,083
CASH, end of period	$ 127,781	$ 127,781	$ 120,626	$ 120,626

PURE GOLD MINERALS INC.
NOTES TO FINANCIAL STATEMENTS
For the Six Months ending November 30, 2003 and 2002
(Unaudited)

1. Consolidation

These financial statements include the accounts of the Company's wholly owned subsidiaries, Pure Gold Minerals (Alberta) Inc. and Pure Gold Minerals (Northwest Territories) Inc.

2. Accounting Policies

These interim financial statements should be read in conjunction with the annual financial statements as at May 31, 2003. The accounting policies and methods have not changed.

3 Note Receivable

The Company loaned an arms-length party $60,000 US which is due with interest on February 28, 2004.

4. Resource Property Interests

Resource properties are segregated into areas of interest comprised of the following:

	Net Beginning of year $	Additions Current Year $	Written off Current Year $	2003 Net $
Acquisition costs				
Quebec	388,625	-	-	388,625
Alberta	-	-	-	-
Northwest Territories/Nunavut	616,474	32,000	-	648,474
	1,005,099	32,000	-	1,037,099
Deferred exploration expenditures				
Quebec	604,733	(92,761)	-	511,972
Alberta	1,733,790	18,238	-	1,752,028
Northwest Territories/Nunavut	1,444,738	95,280	-	1,540,018
	3,783,261	20,757	-	3,804,018
	4,788,360	52,757	-	4,841,117

5. Share Capital

a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

b) Issued

	2003		2002	
	Number of Common Shares	$ Amount	Number of Common Shares	$ Amount
Balance, beginning of period	84,708,456	50,942,674	72,641,502	49,974,754
Issued for cash				
Options exercised	679,271	67,927	1,100,000	110,000
Conversion of warrants	4,198	420		
Issued for properties				
Quebec claims	-	-	250,000	43,000
NWT claims	150,000	19,500		
Transfer agent adjustment	74	-	-	-
Balance, end of period	85,541,999	51,030,521	73,991,502	50,127,754

6 Contributed Surplus

During the period stock-based compensation has been recorded in the amount of $159,700 and included in contributed surplus. This amount relates to stock options granted and vested in the current year.

The compensation has been expended in the statement of loss for the period as "other consulting".

7 Subsequent Events

The Company completed a private placement of 4,520,900 flow-through units at a price of $0.11 per unit and 2,500,000 non flow-through units at a price of $0.10 per unit. Each flow-through unit consists of one flow-through common share and one-half of one share purchase warrant. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.12 per share on or before December 19, 2005. Net proceeds on the placement were $674,316.

The Agent received an 8% cash commission, 642,090 Agent's Warrants to purchase 642,090 units at $0.10 per unit, and a corporate finance fee of 150,000 units. Each unit consists of one common share and one share purchase warrant entitling the Agent to purchase one additional common share at a price of $0.12 per share on or before December 19, 2005. Non-arm's length parties purchased 600,000 of the non-flow-through units and were not included in the Agent's compensation.

Description of Business

Pure Gold Minerals Inc. ("Pure Gold" or the "Corporation") is extra-provincially registered in the provinces of Alberta, British Columbia, Québec, the Northwest Territories and Nunavut. The Corporation has two wholly-owned subsidiaries: Pure Gold Minerals (Alberta) Inc., and Pure Gold Minerals (Northwest Territories) Inc., each of which are dormant or non trading.

The Corporation is a resource exploration company which holds a 10% interest in approximately 473,159 hectares of diamond exploration property in Alberta, including a 10% interest in the Buffalo Hills Property.

The Corporation also holds approximately 10 - 13% interest in the Slave Regional Joint Venture, a joint venture arrangement with Ashton Mining of Canada Inc. ("Ashton"), in approximately 245,000 acres of diamond exploration property in Nunavut and the Northwest Territories.

With the upsurge of the gold market, the Corporation is turning its focus to exploration of its gold properties in the High Lake area and Coronation Gulf district of Nunavut. Pure Gold holds a 50% interest in the North James River Project, which will be its main interest for 2004. In the fall of 2003 the Corporation completed an airborne Electromagnetic and magnetic survey over selected portions of the North James River property. Approximately 1100 line kilometers were completed.

As of November 30, 2003 there were 85,541,999 Common Shares issued and outstanding. The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbol "PUG".

Exploration Review

Subsequent to Ashton abandoning the Regional Slave Joint Venture for diamonds, the Corporation conducted an exploration review of its North James River Property (the "Property", 50% owned Bard Ventures Ltd.) for gold and base minerals. The Property is located immediately west and to the north of the High Lake massive sulphide property currently being drilled by Wolfden Resources Inc. ("Wolfden"), approximately 550 km north-northeast of Yellowknife, NWT. Wolfden has recently announced the discovery and ongoing delineation of a second high-grade massive sulphide deposit and a separate new high-grade gold discovery on the Property.

The Property contains a portion of the High Lake greenstone belt, in the northern part of the Slave structural province, which is host to the Wolfden deposit. The High Lake greenstone belt varies from 5 to 30 km in width and extends 140 km south from the Coronation Gulf. The greenstones consist primarily of felsic volcanic rocks but mafic rocks are also common, which is in contrast to other Slave province greenstone belts.

Mineral Showing:

The Corporation's Property contains a number of old mineral showings. The best gold value was 123 g/t from a chip sample of 0.40 m. BHP Minerals ("BHP") collected three consecutive 1.0 m chip samples which returned a weighted average of 9.58 g/t Au over 3.0 m. In addition, BHP collected 12 grab samples which ranged in gold values from 1.45 g/t to 175 g/t. True widths of the veins have not been discussed by BHP.

There has been no recent sampling of these mineralized zones. BHP reportedly collected 132 samples, of which 46 results have been discussed. At this stage it is unknown whether the remaining samples were anomalous. BHP had recommended that the Black Ice and Silver Bullets zone both be drill tested.

The Property also contains a number of north-northeast trending airborne electromagnetic ("EM") anomalies outlined by Cominco in 1976. No follow-up work on these anomalies has been recorded. Airborne EM anomalies are important indicators of mineralization in the High Lake camp, the current focus of the Wolfden drill program is the newly discovered West Zone which is directly related to an EM anomaly.

Airborne Survey:

The Corporation has just completed an 1100-kilometer airborne magnetic and electromagnetic survey on portions of the Property underlain by the favourable greenstones belt that hosts the High Lake deposit but also

hosts the gold mineralization outlined by BHP in the 1990's. The survey has been conducted by Fugro Airborne Surveys. The initial results of this survey indicates that there are several anomalies that will require follow-up by ground exploration. The Corporation is planning to commence exploration once conditions allow for field operations in the spring of 2004.

High Lake, Nunavut

Pure Gold has acquired a 100% interest and an additional 35,000 acres of property in the High Lake area, subject to a 2% net smelter return for precious metals and base minerals and a 2% gross over riding royalty for diamonds.

The Property contains a portion of the High Lake greenstone belt, in the northern part of the Slave structural province, which is host to the Wolfden deposit. The High Lake greenstone belt varies from 5 to 30km in width and extends 140km south from the Coronation Gulf. The greenstones consist primarily of felsic volcanic rocks but mafic rocks are also common, which is in contrast to other Slave province greenstone belts.

The property is located immediately to the north of the Corporation's North James River Property. Pure Gold will compile all available historic data on the property. The results of this program will be used to plan future exploration on the property.

A portion of the airborne survey completed on the North James River property covered a prospective portion of the High Lake Property.

Pure Gold has issued 100,000 units consisting of 1 share and one-half of one warrant to the Vendors, Hunter Exploration Group. Commencing October 1, 2004, the property is subject to a $10,000 annual advanced royalty payment. The work commitment of $500,000 over five years has been agreed on.

Northwest Territories/Nunavut

Ashton continues to explore the Joint Venture lands on Pure Gold's behalf. Although Artemisia results were disappointing, the Joint Venture has further targets in the area that will be evaluated in 2004.

Slave Regional Joint Venture – Lawsuit

On May 28, 2002, the Corporation and its subsidiary, Pure Gold Minerals (Northwest Territories) Inc., filed a writ of summons and issued a statement of claim against Ashton and Ashton Mining (Northwest Territories) Ltd. in the Supreme Court of British Columbia, in respect of the Slave Regional Joint Venture. The Corporation launched the lawsuit in order to clarify what properties should be governed by the Slave Regional Joint Venture and what percentage the Corporation owns in each of the properties. The Corporation is also suing for access to a full accounting of each property and access to data funded by the Joint Venture that is being arbitrarily withheld by Ashton.

It is the Corporation's position that Ashton had a fiduciary duty, as Operator, to represent Pure Gold's interest in a favorable manner. The Corporation is in an ongoing discussion to settle this dispute.

Exploration in 2004 will continue to locate and evaluate new targets through a combination of indicator geochemical sampling, prospecting and geophysics.

Alberta Joint Venture – Buffalo Hills Project

In the fall a further airborne EM geophysical survey was completed over a prospective area of the Buffalo Hills property. This survey was undertaken because the drilling of an EM anomaly with no magnetic anomaly led to the discovery of the K252 kimberlite. This higher-grade kimberlite was the first discovered using EM. Exploration in 2004 will focus on evaluating anomalies identified by this survey and potentially drill new targets.

Discussion of Operations and Financial Condition

The Corporation's working capital as at November 30, 2003 was $464,630 compared with $549,843 as at May 31, 2003.

The Corporation had a net loss of $286,109 for the three months ended November 30, 2003 compared with $396,588 in the 2002 period. The reduction in 2003 is a result of the gain on sale of marketable securities.

Financings, Principal Purposes and Milestone

There have been no financings during the quarter.

Liquidity and Capital Resources

During the six month period, cash resources decreased by $182,073 compared to a decrease of $728,457 in the 2002 period. Expenditures for operating activities were $313,696 (2002 - $437,701) and mineral properties were $145,518 (2002 - $465,284). The Corporation raised $68,347 (2002 - $110,000) in capital by issuing shares, and $196,948 (2002 - $48,454) on proceeds from the sale of marketable securities. Working capital as at November 30, 2003 was $464,630 (2002 - $441,277).

Mineral property expenditures were $32,000 in acquisition costs and $113,518 in deferred exploration expenditures. Exploration was conducted on the Corporation's properties in the Northwest Territories, Nunavut, and Alberta.

As at November 30, 2003, the Corporation had paid up capital of $51,030,521 (2002 - $50,127,754), representing 85,541,999 common shares without par value, $365,774 of contributed surplus, and a deficit of $46,024,331 resulting in a shareholders' equity of $5,371,964.

Subsequent Events

The Corporation arranged, through Haywood Securities Inc. (the "Agent"), the placement of 4,520,900 flow-through units at a price of $0.11 per flow-through unit and 2,500,000 non flow-through units at a price of $0.10 per non flow-through unit. Non-arm's length parties purchased an aggregate of 600,000 of the non flow-through units. Each flow-through unit consists of one flow-through common share and one-half of one share purchase warrant. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.12 per share at any time on or before December 19, 2005.

The Agent received a commission consisting of 8% cash of the gross proceeds raised and a compensation option to acquire that number of units as is equal to 10% of the number of units sold to arm's length parties pursuant to this private placement. Each unit consists of one common share and one share purchase warrant entitling the Agent to purchase one additional common share at a price of $0.12 per share at any time on or before December 19, 2005. The Agent also received a corporate finance fee of 150,000 units plus GST, with each unit consisting of one common share and one common share purchase warrant entitling the Agent to purchase one additional common share at a price of $0.12 per share at any time on or before December 19, 2005.

On behalf of:

Pure Gold Minerals Inc.

Donald R. Sheldon
President